Exhibit 1.01

Stepan Company
Conflict Minerals Report

Background

This Conflict Minerals Report (this “Report”) of Stepan Company (“Stepan” or the “Company”), is being filed pursuant to Rule 13p-1 under the Securities Exchange Act of 1933 (“Rule 13p-1”) for the reporting period from January 1, 2016 to December 31, 2016 (the “Reporting Period”).  Rule 13p-1 was enacted because of concerns that the exploitation and trade of minerals that originate in the Democratic Republic of the Congo and adjoining countries (the “Covered Countries”) by armed groups is helping to finance conflict in the Democratic Republic of the Congo and is contributing to a humanitarian crisis.  Rule 13p-1 requires the disclosure through Form SD of certain information if a company manufactures or contracts to manufacture products for which any “Conflict Minerals” (as defined below) are necessary to the functionality or production of such products.

The “Conflict Minerals” are columbite-tantalite (coltan), cassiterite, gold, wolframite, tantalum, tin and tungsten.  The term “Conflict Minerals” broadly encompasses all of the aforementioned minerals and derivatives, regardless of the country of origin of such minerals and regardless of whether or not the purchase of such minerals actually finances or benefits armed groups in the Covered Countries.

Company and Covered Product Overview

Stepan is a major manufacturer of specialty and intermediate chemicals used in a broad range of industries.  Stepan is a leading merchant producer of surfactants, which are the key ingredients in consumer and industrial cleaning compounds.  The Company is also a leading supplier of Polyurethane polyols used in the expanding thermal insulation market, and CASE (Coatings, Adhesives, Sealants, and Elastomers) industries.  Headquartered in Northfield, Illinois, Stepan utilizes a network of modern production facilities located in North and South America, Europe and Asia.

Our operations, including the operations of our consolidated subsidiaries, may at times manufacture, or contract to manufacture, products for which Conflict Minerals are necessary to the functionality or production of those products. For the Reporting Period, Stepan determined that one conflict mineral, tin, is a component of certain catalysts used during the manufacturing process of some of our products, namely certain polyester polyols and a triglyceride (the “Covered Products”).  Although we have not determined whether any tin remains in such products once the catalysts have been used, for the Reporting Period, we conducted our reasonable country of origin inquiry and due diligence on these materials as if the tin used as a catalyst remained in such products.

Due Diligence Process

Stepan is a “downstream” company, meaning that Stepan is part of the minerals supply chain from smelters to retailers.  Conflict Minerals are components in some of the products that Stepan purchases from its suppliers.  Because Stepan does not purchase Conflict Minerals directly from mines, smelters or refiners, there are many third parties in the supply chain between Stepan and the original sources of Conflict Minerals.  Stepan has worked with its suppliers to determine the sources of the Conflict Minerals in the products purchased by Stepan.  A cross‑functional group, including members of the procurement, regulatory compliance and legal teams, conducts diligence related to the responsible sourcing of products containing Conflict Minerals.

For the Reporting Period, we conducted a thorough review of our procurement records and determined that we purchased six products that incorporated Conflict Minerals, in the form of tin catalysts.  We identified three suppliers of the tin catalysts used in our products (the “Covered Suppliers”). Stepan conducted due diligence designed to determine whether any of those Conflict Minerals originated in the Covered Countries or were from recycled or scrap sources. Stepan sent inquiries to each of the Covered Suppliers requesting information regarding the presence and sourcing of Conflict Minerals, including tin, used in the products supplied to the Company during the Reporting Period.  Stepan sought completed Conflict-Free Sourcing Initiative (“CFSI”) Conflict Minerals

reporting templates. The template, created by a joint initiative of the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative, requires each supplier, as applicable, to identify, among other things, all of the smelters used to supply any Conflict Minerals contained in materials or products supplied by such supplier. The Company followed up with suppliers who did not provide timely responses or only provided general information.

Due Diligence Results

Stepan received responses from all of its Covered Suppliers.  Each supplier identified the smelters in the supplier’s supply chain, reporting on a corporate level as to all smelters that provided Conflict Minerals to the supplier rather than reporting on a product level as to the particular sources of Conflict Minerals provided in products sold to Stepan.  After receiving the suppliers’ responses, Stepan compared the results to the CFSI’s Conflict-Free Smelter Program (“CFSP”) compliant smelter list.

The CFSP uses an independent third-party audit to identify smelters and refiners that have systems in place to assure sourcing of only conflict-free materials.  A list of smelters and refiners that meet the standards of the audit are published on the CFSI website.  According to the CFSI, it developed the audit standard according to global standards, including the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the Dodd-Frank Wall Street Reform and Consumer Protection Act.  The CFSP validation is a voluntary process and, at this time, all smelters identified by the Covered Suppliers, as provided in the table below, have been identified by the CFSI as conflict-free smelters.

In response to our due diligence inquiries, the Covered Suppliers identified the following tin smelters in their supply chains:

Smelter Name	Smelter Country	Conflict-Free Smelters Identification Number
CV United Smelting	Indonesia	CID000315
CV Venus Inti Perkasa	Indonesia	CID002455
EM Vinto	Bolivia	CID000438
Malaysia Smelting Corporation (MSC)	Malaysia	CID001105
Metallo-Chimique N.V.	Belgium	CID002773
Mineração Taboca S.A.	Brazil	CID001173
Minsur	Peru	CID001182
Operaciones Metalurgical S.A.	Bolivia	CID001337
PT Artha Cipta Langgeng	Indonesia	CID001399
PT DS Jaya Abadi	Indonesia	CID001434
PT Eunindo Usaha Mandiri	Indonesia	CID001438
PT Inti Stania Prima	Indonesia	CID002530
PT Lautan Harmonis Sejahtera	Indonesia	CID002870
PT Mitra Stania Prima	Indonesia	CID001453
PT Refined Bangka Tin	Indonesia	CID001460
PT Sariwiguna Binasentosa	Indonesia	CID001463
PT Sukses Inti Makmur	Indonesia	CID002816
PT Timah (Persero) Tbk Kundur	Indonesia	CID001477
PT Timah (Persero) Tbk Mentok	Indonesia	CID001482
PT Tinindo Inter Nusa	Indonesia	CID001490
PT Tommy Utama	Indonesia	CID001493
Thaisarco	Thailand	CID001898
White Solder Metalurgia e Mineração Ltda.	Brazil	CID002036

Conclusions

Because Stepan does not purchase Conflict Minerals directly from mines, smelters or refiners, Stepan is relying on the information provided by the Covered Suppliers regarding the origin of any Conflict Minerals present in the tin catalysts purchased by Stepan.  Stepan is unable to determine with certainty the country of origin for a portion of the Conflict Minerals reported from the information provided by the Covered Suppliers. A small portion of the Conflict Minerals purchased from Covered Suppliers may have originated from the Covered Countries as some of the identified smelters may have provided incomplete information, and certain smelters have stated that a portion of their Conflict Minerals are sourced from the Covered Countries. However, based on the due diligence measures performed, Stepan believes that all or nearly all of the Conflict Minerals that were necessary to the functionality or production of products manufactured, or contracted to be manufactured, by Stepan during the Reporting Period were sourced from smelters verified as conflict-free by the CFSI and originated in countries other than the Covered Countries.

Improvements to Due Diligence Process

Stepan’s due diligence processes involve obtaining information from our direct suppliers, and then, in turn, our suppliers seeking similar data from other downstream companies. Stepan, and other downstream companies, rely on the list of the refiners and smelters maintained by the CFSP. Stepan is continuing its work with its suppliers to improve the completeness and quality of responses from them and improve its ability to track Conflict Minerals in its supply chain.

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